SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022 and 2021

(Expressed in Canadian Dollars)

Unaudited - Prepared by Management

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by management of the Company and approved by the Company's Audit Committee. The Company's independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity's auditors.

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars) (Unaudited)

	Notes	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash		$3,827,488	$579,508
Receivables		119,343	79,036
Prepaid expenses		267,673	103,931
Assets held for spin-off		-	40,052,477
		4,214,504	40,814,952
Non-current assets
Restricted cash equivalents		34,500	34,500
Reclamation deposits		21,055	21,055
Equipment	7	91,764	41,035
Mineral properties	8	79,786,492	21,134,876
Land	10	5,291,642	-
Intangible assets	11	337,438	-
TOTAL ASSETS		$89,777,395	$62,046,418

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	13, 20	$4,024,313	$2,502,139
Promissory note	14	110,877	-
Premium on flow through shares	12	11,311	-
Liabilities associated with assets held for spin-off	3	-	6,816,407
		4,146,501	9,318,546
Non-current liabilities
Provision for closure and reclamation		2,037,731	2,037,731
Promissory note	14	3,629,223
Total liabilities		9,813,455	11,356,277

Equity
Share capital	15	216,484,459	214,790,904
Reserves	15	26,783,599	26,335,247
Deficit		(209,886,585)	(191,935,861)
Equity attributable to owners of parent		33,381,473	49,190,290
Equity attributable to non-controlling interests	16	46,582,467	1,499,851
Total equity		$79,963,940	50,690,141
TOTAL LIABILITIES AND EQUITY		$89,777,395	$62,046,418

Approved on behalf of the Board:

August 12, 2022	"John Lee"	"Greg Hall
	John Lee, Director	Greg Hall, director

Contingencies (Note 19)

Events after the reporting date (Note 23)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian Dollars) (Unaudited)

	Notes	Three months ended June 30,		Six months ended June 30,
		2022	2021	2022	2021
General and Administrative Expenses
Advertising and promotion		$225,130	$121,667	$273,914	$330,602
Consulting and management fees	20	387,214	436,196	470,574	488,696
Depreciation and accretion	7	9,527	7,997	10,351	17,646
Director fees	20	53,492	46,901	88,320	71,201
Insurance		52,166	21,046	73,582	45,213
Office and administration		98,273	16,330	120,389	46,335
Professional fees		606,849	72,633	759,950	182,253
Salaries and benefits	20	334,568	192,381	476,272	309,216
Share-based payments	15	429,663	152,971	680,738	244,341
Stock exchange and shareholder services		139,577	25,612	201,902	89,972
Travel and accommodation		123,456	1,303	128,653	5,803
		(2,459,915)	(1,095,037)	(3,284,645)	(1,831,278)
Other items
Costs in excess of recovered coal		93,703	(14,404)	9,217	(106,947)
Sale of hay		333,502	-	333,502	-
Foreign exchange gain (loss)		(112,454)	23,306	(50,680)	264,598
Sale of marketable securities		1,490,195	(600,000)	649,322	1,000,000
Impairment of mineral property		(83,556)	-	(83,553)	-
Impairment of NSR		(253,469)	-	(253,469)	-
Interest	14	(49,061)	-	(49,061)	-
Recovery of flow through liability	12	120,914	-	120,914	-
Loss on debt settlement		(1,431,873)	-	(1,431,873)	-
Reverse of gain on transfer of spin-out assets		(24,210,145)	-	-	-
		(24,102,244)	(591,098)	(755,681)	1,157,651
Net Loss for the period		(26,562,159)	(1,686,135)	(4,040,326)	(673,627)
Comprehensive loss for the period		(26,562,159)	(1,686,135)	(4,040,326)	(673,627)
Loss attributable to:
Shareholders		(24,780,523)	(1,686,135)	(2,258,690)	(673,627)
Non-controlling interest	16	(1,781,636)	-	(1,781,636)	-
		(26,562,159)	$(1,686,135)	(4,040,326)	$(673,627)
(Loss) earnings per share attributable to the equity holders of the Company
Basic and diluted		$(0.85)	$(0.08)	$(0.16)	$(0.03)
Weighted average number of common shares outstanding		25,477,742	20,190,320	24,821,365	19,711,930

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Note	Number of shares	Share capital	Shares issuable	Reserves	Deficit	Total shareholders' equity (deficiency)	Non-controlling interest	Total equity (deficiency)
Balance December 31, 2020		18,051,883	$197,612,182	$-	$24,852,022	$(185,106,147)	$37,358,057	$-	$37,358,057
Private placements, net of share issue costs	15	1,000,000	3,635,275	-	-	-	3,635,275	-	3,635,275
Shares issued for property acquisition	15	536,363	2,386,815	-	-	-	2,386,815	-	2,386,815
Shares issuable for property acquisition	15	-	-	3,818,003	-	-	3,818,003	-	3,818,003
Exercise of stock options	15	99,500	386,507	-	(179,682)	-	206,825	-	206,825
Exercise of warrants	15	1,241,189	3,201,001	-	(9,600)	-	3,191,401	-	3,191,401
Warrants issued for property acquisition	15	-	-	-	723,845	-	723,845	-	723,845
Share-based payments	15	-	-	-	412,001	-	412,001	-	412,001
Gain for the period		-	-	-	-	(673,627)	(673,627)	-	(673,627)
Balance, June 30, 2021		20,928,935	$207,221,780	$3,818,003	$25,798,586	$(185,779,774)	$51,058,595	$-	$51,058,595
Balance, December 31, 2021		24,124,945	$214,790,904	$-	$26,335,247	$(191,935,861)	$49,190,290	$1,499,851	$50,690,141
Recognition of non-controlling interest	16	-	-	-	-	-	-	46,864,252	46,864,252
Exercise of warrants	15	10,000	26,000	-	-	-	26,000	-	26,000
Bonus shares	15	187,049	235,682	-	-	-	235,682	-	235,682
Share-based payments	15	-	-	-	434,688	-	434,688	-	434,688
Shares issued to settle liability	15	1,267,145	1,431,873	-	-	-	1,431,873	-	1,431,873
Spin out transaction	3	-	-	-	13,664	(15,692,034)	(15,678,370)	-	(15,678,370)
Income and comprehensive loss for the period		-	-	-	-	(2,258,690)	(2,258,690)	(1,781,636)	(4,040,326)
Balance, June 30, 2022		25,589,139	$216,484,459	$-	$26,783,599	$(209,886,585)	$33,381,473	$46,582,467	$79,963,940

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars) (Unaudited)

		Six months ended June 30,
	Notes	2022	2021
Operating Activities
Net gain for the period		$(4,040,111)	$(673,627)
Non-cash items
Depreciation and accretion	7	10,351	17,646
Share-based payments	15	434,688	244,341
Unrealized loss (gain) on marked-to-market securities		-	(1,000,000)
Share compensation for services		235,682	-
Spin-out transaction		7,306,851	-
Loss on debt settlement		1,431,873	-
		5,479,334	(1,411,640)
Changes in working capital items
Receivables		(40,308)	(41,745)
Prepaid expenses and reclamation deposits		(163,742)	4,265
Accounts payable and accrued liabilities		1,533,486	1,250,944
Cash flow used in Operating Activities		6,708,770	(198,176)
Investment Activities
Mineral properties expenditures		(1,536,640)	(12,067,794)
Purchase of equipment		(61,080)	-
Land		(5,291,642)	-
Intangible assets		(337,438)	-
Purchase of marketable securities		-	(1,000,000)
Cash flow used in Investing Activities		(7,226,800)	(13,067,794)
Financing Activities
Proceeds from share issuance, net of cash share issue costs	15	-	3,635,275
Proceeds from stock options exercised	15	-	206,825
Proceeds from exercise of warrants	15	26,000	2,009,401
Promissory note	14	3,740,010	-
Lease payments		-	(17,658)
Cash flow from Financing Activities		3,766,010	5,833,843
Decrease in cash		3,247,980	(7,432,127)
Cash, beginning of period		579,508	7,608,149
Cash, end of period		$3,827,488	$176,022

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the "Company", "Silver Elephant" or "ELEF") is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTCQX® Best Market under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia ("the Triunfo Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Sunawayo silver-zinc-lead project in Bolivia, (c) the Ulaan Ovoo coal project located in Mongolia, and (d) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021.  Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. ("Flying Nickel"); (iii) one common share of Nevada Vanadium Mining Corp. ("Nevada Vanadium"); and (iv) two common shares of Battery Metals  Royalties Corp. ("Battery Metals").

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at June 30, 2022, the Company has a deficit of $209.9 million. The operations of the Company were primarily funded by the issuance of capital stock and proceeds from option and warrant exercises.

The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financings or generate profitable operations in the future. These material uncertainties may cast significant doubt on the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labor shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS (cont'd…)

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of these consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk

2. BASIS OF PRESENTATION AND PREPARATION

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as at and for the year ended December 31, 2021 ("Annual Financial Statements"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2021. These unaudited interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on August 12, 2022.

(b) Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.  The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(c) Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.  Accordingly, they should be read in conjunction with the Annual Financial Statements. Unless otherwise stated, these policies have been consistently applied to all period presented.

(d) Basis of consolidation and equity accounting

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are deconsolidated from the date that control ceases. All intercompany balances, transactions, income and expenses, and profits or losses are eliminated on consolidation. Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. BASIS OF PRESENTATION AND PREPARATION (cont'd…)

(d) Basis of consolidation and equity accounting (cont'd…)

Under the equity method of accounting, an equity investment is initially recorded at cost or at fair value and subsequently adjusted to reflect the Company's share of the net profit or loss of the associate in profit or loss, and the Company's share of movements in other comprehensive income of the investee in other comprehensive income as defined in IAS 28 - Investments in Associates. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries:

Ownership
ASC Holdings Limited	100%
Illumina Silver Mining Corp.,	100%
Red Hill Mongolia LLC	100%
Chandgana Coal LLC	100%
Apogee Minerals Bolivia S. A	98%
Battery Metals Royalties Corp	39.7%
Flying Nickel Mining Corp	19.4%
Nevada Vanadium Mining Corp	18.2%

3. ARRANGEMENT AND TRANSFER OF ASSETS

On January 14, 2022, pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel (iii) one common share of Nevada Vanadium and (iv) two common shares of Battery Metals.

As a result of the Arrangement:

i. certain royalties hold by the Company in certain projects were transferred into its own entity, Battery Metals Royalty Corp ("RoyaltyCo") in exchange for the issuance of 1,785,430 RoyaltyCo shares;

ii. spun-out the Minago Project into its own entity, Flying Nickel Mining Corp. ("NickelCo") in exchange for the issuance of 50,000,000 NickelCo shares, and the assumption of certain liabilities related to the underlying assets;

iii. and spun-out the Gibellini Project into its own entity, Nevada Vanadium Mining Corp. ("VanadiumCo") in exchange for the issuance of 50,000,000 VanadiumCo shares, and the assumption of certain liabilities related to the underlying assets; and

iv. Battery Metals Royalty Corp purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,750 RoyaltyCo shares to ELEF.

Also, as a result of the Arrangement and Consolidation, each the Company option and warrant holder (the "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of ELEF.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

4. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties.  Geographic segmentation of the Company's non-current assets is as follows:

	June 30, 2022
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	4,600	56,281	6,282	24,601	91,764
Mineral properties	36,581,090	20,543,447	-	22,661,955	79,786,492
Land	-	5,291,642	-	-	5,291,642
Intangible assets	337,438	-	-	-	337,438
Total	$36,923,128	$25,891,370	$27,337	$22,686,556	$85,528,391

	December 31, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	5,111	-	7,391	28,533	41,035
Mineral properties	-	-	-	21,134,876	21,134,876
Total	$5,111	$-	$28,446	$21,163,409	$21,196,966

5. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	June 30, 2022	December 31, 2021
Cash	$3,827,488	$579,508
Restricted cash	34,500	34,500
Total	$3,861,988	$614,008

As at June 30, 2022, a guaranteed investment certificate of $34,500 (December 31, 2021 - $34,500) has been pledged as collateral for the Company's credit card.

6. MARKETABLE SECURITIES

As a result of the Arrangement, each the Company option and warrant holder (the "Holder") is entitled to receive, upon exercise of each such warrant and option ("January 14, 2022 Options and Warrants") at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals, and one share of ELEF (Note 3).

7. EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the "Lease") with an arms-length private Mongolian company (the "Lessee") whereby the Lessee plans to perform mining operations at the Company's Ulaan Ovoo coal mine and will pay the Company US$2.00 (the "Production Royalty") for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

The Lease is valid for 3 years with an annual advance royalty payment ("ARP") for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

7. EQUIPMENT (cont'd...)

The following table summarizes information regarding the Company's equipment as at June 30, 2022 and December 31, 2021 and 2020:

	Computer equipment	Furniture and equipment	Vehicles	Mining equipment	Total
Carrying amount, December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, December 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,544	$505,844
Depreciation for the period	1,122	13,716	29,854	2,583	47,275
Balance, December 31, 2021	$101,928	$265,828	$172,226	$13,137	$553,119
Carrying amount, December 31, 2021	$-	$13,017	$82,169	$11,339	$106,525
Cost
Balance, December 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Impairment	-	-	-	(4,410)	(4,410)
Balance, June 30, 2022	$101,928	$278,845	$254,395	$20,066	$655,234
Accumulated depreciation
Balance, December 31, 2021	$101,928	$265,828	$172,226	$13,137	$553,119
Depreciation for the period	-	2,143	1,279	6,929	10,351
Balance, June 30, 2022	$101,928	267,971	173,505	20,066	563,470
Carrying amount, June 30, 2022	$-	$10,874	$80,890	$-	$91,764

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES

	Pulacayo	Gibellini	Sunawayo	Triunfo	Minago	Total
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$31,806,594
Acquisition costs	-	-	-	-	16,011,151	16,011,151
Deferred exploration costs:
Licenses, tax and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
Total additions during year	$2,922,191	$2,727,486	$765,728	$209,260	$441,504	$7,066,169
Balance, December 31, 2021	$20,461,952	$16,017,567	$1,278,816	$672,925	$16,452,655	$54,883,914
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to held for sale	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	$20,461,952	$-	$-	$672,925	$-	$21,134,877
Transfer from assets held for sale	-	$19,959,437	-	-	$35,031,008	$54,990,445
Deferred exploration costs:
Licenses, tax and permits	-	327,853	-	-		327,853
Geological and consulting	917,425	237,235	-	408,408	1,504,567	3,067,635
Personnel, camp and general	177,481	18,922	-	23,764	45,515	265,682
Total additions during period	$1,094,906	$20,543,447	$-	$432,172	36,581,090	58,651,615
Balance, June 30, 2022	$21,556,858	$20,543,447	$-	$1,105,097	$36,581,090	$79,786,492

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont'd...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia ("ASC"), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

  the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
  the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
  the Company re-initiated active exploration and drilling program on the property;
  the Company completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property's fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the "Sunawayo SPA") with a private party (the "Sunawayo Vendor") to acquire the Sunawayo silver-lead mining project (the "Sunawayo Project"). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont'd...)

Sunawayo Project, Bolivia

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. As such, the Company has determined there is an indicator of potential impairment of the carrying value of the Sunawayo property as the option agreement is no longer in good standing. As a result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As at December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of income (loss) and comprehensive income (loss).

The impaired value of $Nil for deferred exploration costs at Sunawayo property at June 30, 2022 (December 31, 2021- $Nil) remains unchanged.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the "Triunfo Agreement") with a private party (the "Triunfo Vendor") for the right to conduct mining exploration activities (the "Exploration Right") within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the "Triunfo Project") and the right, at the Company's election, to purchase the Triunfo Project for US$1,000,000 (the "Purchase Right") and together with the Exploration Right, the "Triunfo Rights").  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the "Residual Interest").

On June 15, 2021, the Company paid US$50,000 to maintain their Purchase Right to the Triunfo Vendor.

If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

  the Residual Interest may be extinguished for US$300,000;
  the Residual Interest may be reduced by 4% for US$250,000;
  the Residual Interest may be reduced by 3% for US$200,000;
  the Residual Interest may be reduced by 2% for US$150,000; or
  the Residual Interest may be reduced by 1% for US$100,000.

Minago project

On January 14, 2022, pursuant to the Arrangement, Flying Nickel issued 50,000,000 common shares in consideration for Minago Nickel project mineral property assets and the assumption of certain liabilities related to the underlying assets. The fair value of Minago project of $35,000,000 was determined based on Flying Nickel's private placement, pursuant to which 10,094,033 common shares were issued with a fair value of $0.70 per share.

The Minago Project is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont'd...)

Minago royalty

On January 14, 2022, under the terms of the Arrangement and pursuant to the royalty agreement between Flying Nickel and ELEF dated August 25, 2021 ("Minago Royalty Agreement"), Flying Nickel has granted and agreed to pay, among other things, in each fiscal quarter where the average price per pound of nickel as reported on the Nominated Metals Exchange or Substitute Metals Exchange (in each case as defined in the Minago Royalty Agreement) in the event such pricing is not reported on the Nominated Metals Exchange exceeds $15.00, a royalty equal to two per cent (2%) of returns in respect of all mineral products produced from certain mineral claims and leases in Manitoba, Canada which comprise Flying Nickel's Minago nickel property after the commencement of commercial production. Each royalty payment will be provisional and subject to adjustment in accordance with the Minago Royalty Agreement.

Glencore Net smelter royalty

The Minago property claims are subject to a net smelter return ("NSR") royalty interest (the "Glencore Royalty") retained by Glencore Canada Corporation ("Glencore"). The Glencore Royalty in respect of nickel, shall for any calendar quarter be: (i) 2% NSR royalty when the London Metals Exchange 3-month nickel price is equal to or greater than US$13,227.74 per tonne in that quarter; and (ii) a 1% NSR when the London Metals Exchange 3-month nickel price is less than US$13,227.74 per tonne in that quarter. The Glencore Royalty in respect of other minerals, metals and concentrates, shall be a 2% NSR. In the event that the Glencore Royalty consists of a 2% NSR royalty, Flying Nickel may purchase a portion of the royalty interest which represents in the aggregate no more than 1% of the royalty interest for $1,000,000. The Glencore Royalty interest shall never be less than a 1% NSR.

Gibellini project

On January 14, 2022, pursuant to the Arrangement, Nevada Vanadium issued 50,000,000 common shares in consideration for Gibellini Vanadium project mineral property assets and the assumption of certain liabilities related to the underlying assets. The fair value of Gibellini project of $19,938,896, as determined based on Nevada Vanadium's proposed private placement, pursuant to which 2,982,500 common shares were issued with a fair value of $0.40 per share.

The Gibellini vanadium project is comprised of the Gibellini, Louie Hill and Bisoni vanadium deposits and associated claims located in the State of Nevada, USA.

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the "Gibellini Lessor"). Under the Gibellini mineral lease agreement (the "Gibellini MLA"), the company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the "Gibellini NSR Payments") until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as "Production Royalty Payments"). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company's option. On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the "Transfer Payment").

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont'd...)

A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title. On June 22, 2020, the Company paid US$50,000 (2019 - US$120,000, 2018 - US$101,943) of the Advance Royalty Payment to the Gibellini Lessor. During year 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 32 new claims immediately adjacent to the Gibellini Project.

The Bisoni Group

On September 18, 2020, the company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the "Bisoni APA") dated August 18, 2020, with Cellcube Energy Storage Systems Inc. ("Cellcube"). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the "Bisoni APA Shares") and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

Louie Hill Net Smelter

The Gibellini property is subject to a net smelter return ("NSR") royalty interest retained by the Former Louie Hill Lessors. The Royalty Agreement provides Nevada Vanadium to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon Nevada Vanadium achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Nevada Vanadium selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the "Metal Bulletin") or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, Nevada Vanadium will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the "Louie Hill NSR") payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. Nevada Vanadium may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by Nevada Vanadium at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as Nevada Vanadium, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

9. ROYALTY INTERESTS

Balance, December 31, 2021	$-
Royalty interest transferred under Arrangement	624,901
Less: Impairment	(624,901)
Balance, June 30, 2022

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

9. ROYALTY INTERESTS (cont'd …)

On January 14, 2022, under the terms of the Arrangement, the Company acquired five mineral property net smelter royalty agreements ("Transferred Royalties") pursuant to a purchase and sale agreement entered into between Battery Metals and the Company (the "Royalty Transfer Agreement"). The Royalty Transfer Agreement provided for the purchase of the Transferred Royalties by the Company for total consideration of 1,785,430 Common Shares with a fair value of $624,901.

During the period ended June 30, 2022, the Company assessed whether there were indicators of potential impairment of the royalty interests. Due to the absence of technical reports confirming the proven and probably reserves of the mineral products and the uncertainty of the development and commencement of commercial production, the Company determined there is an indication of impairment and recognized an impairment loss of $624,901.

The Transferred Royalties are comprised of the following:

(a) Ilumina Royalty Agreement

The Company will receive a two per cent (2%) royalty on all mineral products produced from certain mineral leases in Bolivia if the average price per ounce of silver exceeds $30.

(b) Minago Royalty Agreement

The Company will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and leases in Manitoba after the commencement of commercial production if the average price per pound of nickel exceeds $15.

(c) Nevada Vanadium Royalty Agreement

The Company will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and/or leases in Nevada, United States of America after the commencement of commercial production if the average V205 Vanadium Pentoxide Flake 98% price per pound exceeds $12.

(d) Titan Royalty Agreement

The Company will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims and leases in Manitoba after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds $12.

(e) Asia Mining Royalty Agreement

The Company will receive a two per cent (2%) royalty on all mineral products produced from certain mineral claims, other than coal produced from the Ulaan Ovoo Property in Mongolia after the commencement of commercial production and $2.00 per tonne of coal extracted from the royalty area.

10. LAND

During the six months ended June 30, 2022 Nevada Vanadium Mining Corp purchased a parcel of land located in the state of Nevada, USA. Nevada Vanadium paid US$3,000,000.

11. INTANGIBLE ASSETS

During the six months ended June 30, 2022 Nevada Vanadium Corp purchased a domain name vanadium.com at $23,461. During the six months ended June 30, 2022 Flying Nickel purchased a domain name nickel.com at $313,977. Domain names do not have expiration dates.

12. PREMIUM ON FLOW-THROUGH SHARES

During the period ended December 31, 2021, Flying Nickel recognized a deferred premium of flow-through shares of $139,471.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

12. PREMIUM ON FLOW-THROUGH SHARES (cont'd)

A continuity of the premium on flow-through shares is as follows:

As at June 30, 2022
Liability assumed under the plan of Arrangement	$132,225
Liability incurred on flow-through shares issued	-
Settlement on expenditures made recorded as other income	(120,914)
Balance, end of period	$11,311

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities.  The usual credit period taken for trade purchases is between 30 to 90 days.

	June 30, 2022	December 31, 2021
Trade accounts payable	$3,999,314	$2,460,953
Accrued liabilities	-	41,186
Balance, end of period	$3,999,314	$2,502,139

14. PROMISSORY NOTE

During the period ended June 30, 2022 Nevada Vanadium LLC entered into a US$3,000,000 promissory note. The note bears interest rate of 5.5%. The note is repayable in four annual payments of US$251,045, the first payment to be made on April 6, 2023. The last payment of US$2,770,852 to be made on April 6, 2027. During the six months ended June 30, 2022 Nevada Vanadium Mining Corp recorded $49,061 in interest expense related to this note.

15. SHARE CAPITAL

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At June 30, 2022, the Company had 25,589,139 (December 31, 2021 - 24,124,945) Common Shares issued and outstanding.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the six months ended June 30, 2022

Pursuant the Company's equity incentive plant dated September 1, 2021, the Company issued 187,049 bonus shares with a fair value of $1.26 per Common Share to the company's directors, officers, employees, and consultants valued at $235,682.

A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

The Company issued 1,267,145 shares to settle liability related to assets held for sale. The fair value of the shares issued was $1,431,874

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

15. SHARE CAPITAL (cont'd…)

During the year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the "February 2021 Placement") through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000.  The Company paid $73,875 in cash as finder's fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 ("Property Payment") credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares ("Consideration Shares") to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares at a value of $2,386,815 was issued on February 9, 2021. A further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021 (Note 9).  The Company recorded the obligation to issue the Consideration shares in equity at a value of $3,818,003.

4,711,890 Common Share purchase warrants were exercised for total proceeds of $1,189,401 and 105,000 stock options were exercised for total proceeds of $28,825.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company's shareholders on September 10, 2021 (the "2021 Plan"). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 20,947,753 of the Company's Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan.  The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

The following is a summary of the changes in the Company's stock options from December 31, 2020 to June 30, 2022:

	Number of Options	Weighted average exercise price
Outstanding, December 31, 2020	1,027,250	$3.10
Granted	680,000	$2.60
Expired	(5,000)	$2.00
Cancelled	(25,000)	$2.60
Exercised	(99,500)	$2.10
Outstanding, December 31, 2021	1,577,750	$3.00
Expired	(141,000)	$4.00
Outstanding, June 30, 2022	1,436,750	$2.86

As of June 30, 2022, the following the Company stock options were outstanding:

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses.  Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

15. SHARE CAPITAL (cont'd…)

(c) Share-based compensation plan (cont'd)

The six months ended June 30, 2022, included $680,738 (2021 - $91,370) in share-based payment costs related to stock options expensed as general and administrative expenses and $42,995 (2021 - $61,912) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate - 1.46; expected life - 4.4 years; expected volatility - 106%; and expected dividends - Nil.

Expiry date	Exercise price	Options outstanding	Exercisable	Unvested
September 22, 2026	$2.60	650,000	232,500	417,500
May 24, 2026	$3.70	30,000	20,625	9,375
August 17, 2025	$5.00	72,000	63,000	9,000
May 4, 2025	$2.20	203,125	203,125	-
November 1, 2024	$4.40	110,000	110,000	-
July 29, 2024	$2.00	144,875	144,875	-
October 17, 2023	$3.30	61,000	61,000	-
April 6, 2023	$2.80	59,750	59,750	-
February 20, 2023	$3.10	20,000	20,000	-
September 1, 2022	$3.50	86,000	86,000	-
		1,436,750	1,000,875	435,875

(d) Share purchase warrants

The following is a summary of the changes in The Company's share purchase warrants from December 31, 2020 to June 30, 2022:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	2,657,107	$2.30
Issued	335,405	$4.50
Expired	(254,691)	$2.60
Exercised	(1,268,341)	$2.60
Outstanding, December 31, 2021	1,469,480	$2.50
Expired	(11,666)	$2.60
Exercised	(10,000)	$2.60
Outstanding, June 30, 2022	1,447,814	$2.39

As of June 30, 2022, the following share purchase warrants were outstanding:

Expiry date	Exercise price	Number of warrants June 30, 2022
September 22, 2022	$2.60	21,305
October 21, 2022	$2.60	14,100
May 1, 2023	$1.60	463,800
May 20, 2023	$1.60	496,200
February 8, 2023	$4.76	300,000
		1,295,405

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

16. NON-CONTROLLING INTEREST

The following table presents information for non-controlling interest in the Company's subsidiaries Battery Metals Royalties Corp, Flying Nickel Mining Corp and Nevada Vanadium Mining Corp. at June 30, 2022:

	Flying Nickel Mining Corp.	Nevada Vanadium Mining Corp	Battery Metals Royalty Corp.	Total
Non-controlling interest percentage	80.6%	77.0%	60.3%
Assets
Current	$3,935,346	$100,754	$-	$4,036,100
Non-current	33,365,334	25,914,831	-	59,280,165

Liabilities
Current	291,894	598,559	37,206	927,659
Non-current	-	3,629,223	-	3,629,223

Net assets	$37,008,786	$21,787,803	$(37,206)	$58,759,383

Non-controlling interest at recognition	$29,833,152	$16,771,750	$(22,435)	$46,582,467

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

	Flying Nickel Mining Corp.	Nevada Vanadium	Battery Metals	Total
Non-controlling interest, December 31, 2021	$1,499,851	$-	$-	1,499,851
Non-controlling interest, recognition	41,114,252	21,105,768	(15,355,768)	46,864,252
Net loss	(993,750)	(244,024)	(543,862)	(1,781,636)
Non-controlling interest, June 30, 2022	$41,620,353	$20,861,744	$(15,899,630)	$46,582,467

17. CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.  The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended June 30, 2022.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

18. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, December 31, 2021	$579,508	-	-
Cash, June 30, 2022	$3,827,488	-	-

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short-term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.  There were no transfers between Level 1, 2 and 3 for the period ended June 30, 2022.

The Company's financial assets and financial liabilities are categorized as follows:

	June 30, 2022	December 31, 2021
Fair value through profit or loss
Cash	$3,827,488	$579,508
Amortized cost
Receivable	$119,343	$79,036
Restricted cash equivalents	$34,500	$34,500
Reclamation deposits	$21,055	$21,055
Accounts payable	$4,024,313	$2,502,139

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

19. FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due.  The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements.  As at June 30, 2022, the Company had a cash balance of $3,827,488 (December 31, 2021 - $579,508).  As at June 30, 2022 the Company had accounts payable and accrued liabilities of $4,024,313 (December 31, 2021 - $2,502,139), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2022. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies.  The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at June 30, 2022, with other variables unchanged, a 10% (December 31, 2021 - 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $252. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $2,224. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $8,400.  The Company currently does not use any foreign exchange contracts to hedge this currency risk.

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

19. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont'd…)

(c) Market risk (cont'd…)

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control.  The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

20. RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

  Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of the Company, provides management and consulting services to the Company.
  MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.
  Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company.

A summary of related party transactions by related party is as follows:

	Six months ended June 30,
Related parties	2022	2021
Directors and officers	$543,209	$509,771
Linx Partners	297,848	590,000
MaKevCo Consulting Inc.	22,080	19,900
Sophir Asia Ltd.	22,080	18,100
	$885,217	$1,137,771

A summary of the transactions by nature among the related parties is as follows:

	Six months ended June 30,
Related parties	2022	2021
Consulting and management	$572,424	$295,000
Directors' fee	88,320	71,201
Mineral properties	117,660	578,071
Salaries	106,813	193,500
	$885,217	$1,137,772

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the six and three months ended June 30, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

20. RELATED PARTY DISCLOSURES (cont'd…)

As at June 30, 2022, amounts due to related parties were $333,848 (December 31, 2021 - $68,888) represent $36,000 payable to the Company directors and $297,848 payable to Linx Partners Ltd. and included in accounts payable and accrued liabilities.

21. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Six months ended June 30,
Key management personnel	2022	2021
Salaries and short term benefits	237,540	$220,969
Directors' fee	88,320	71,201
Share based payments	236,006	198,884
	533,384	$491,053

22. CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.

As a result of the Arrangement, each of the Company option and warrant holder (the "Holder") is entitled to receive, upon exercise of January 14, 2022 Options and Warrants at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the "Reserved Shares"); and one share of the Company.

As at January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel - 2,911,064, Nevada Vanadium - 2,911,064, and Battery Metals  - 5,822,128) Reserved Shares. The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares currently held by the Company on behalf of the Holders in order to obtain working capital.  Any Reserved Shared held in-trust, but not delivered, due to the expiry of unexercised January 14, 2022 Options and Warrants shall be returned to the Company, of which none have been returned to date. As of June 30, 2022, Management is unable to assess the likely results and potential liabilities related to the Reserved Shares.

23. SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2022 the Company proposed to undertake a non-brokered private placement of up to 3 million units of the Company at a price of $0.50 per unit to raise aggregate gross proceeds of up to $1,500,000. Each unit will consist of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.65 per share for 3 years. The securities issued as part of the placement will be subject to a hold period of four months plus one day from the date of issue. Closing of the placement is expected to occur on or about September 20, 2022. A 6% Finder's Fees, of cash or Units, may be payable in connection with Placement.